Delisting Determination,The Nasdaq Stock Market, LLC,
April 8, 2016, Vapor Corp.
The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Vapor Corp.
(the Company), effective at the opening of the trading session on April 18, 2016. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5100 and 5550(a)(2).
The Company was notified of the Staffs
determination on January 22, 2016. The Company appealed the determination to a Hearing Panel. On February 16, 2016, the Company withdrew its request for an appeal.
The Staff determination to delist the Company became final on February 17, 2016.